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Medicure Initiates Patient Enrolment in Phase II
Combination Therapy Trial With MC-4232

MATCHED Study to Evaluate MC-1 in Combination With ACE Inhibitor

WINNIPEG, Manitoba - (August 11, 2004) - Medicure Inc. (TSX: MPH / Amex: MCU), a cardiovascular drug discovery and development company, is pleased to announce the enrollment of patients in the Company's new Phase II trial to evaluate the effects of MC-4232 in the treatment of diabetic patients with hypertension. MC-4232 is a combination of MC-1 and an ACE Inhibitor.

The MATCHED study (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics), part of the expanded Phase II/III clinical development program for MC-4232, will evaluate MC-1 alone and in combination with an ACE inhibitor. The study is a randomized, double-blinded, placebo controlled, double-crossover trial encompassing 120 patients with co-existing diabetes and hypertension. MC-1 at doses of 100, 300 or 1000 mg or placebo will be given alone and in combination with an ACE Inhibitor, at a dose of 20 mg. This study will assess effects on a variety of important parameters in diabetic hypertensive patients, including blood pressure and metabolic function. The study, guided for completion in the spring of 2005, will also provide information on product safety and tolerability.

This trial is being conducted under the guidance and direction of an internationally recognized hypertension expert, Yves Lacourcière, MD, FRCP, FACP, director of the hypertension research unit, Centre Hospitalier de l'Universite Laval Sainte-Foy, Québec. Dr. Lacourcière, one of North America’s foremost experts in management of hypertension in difficult to treat patient groups, will be leading a group of 14 specialist investigators enrolling patients at sites across Canada. Dr. Lacourcière has led numerous important hypertension studies and he serves as a scientific advisor to several leading pharmaceutical companies.

Commenting on the start of this new trial, Dr. Lacourcière stated: “The cardiovascular risk of hypertensive patients is greatly increased with the presence of diabetes. Additionally, physicians find it extremely difficult to control patients multiple conditions and therefore there is a real need for new products that provide tissue protection while addressing a variety of other factors at once.”

“The MATCHED study is an important first evaluation of the combination of the cardioprotective agent MC-1 and one of the most commonly prescribed anti-hypertensive agents, and serves as a prelude to more extensive Phase III evaluation in coexistent hypertension and diabetes mellitus,” added Dr. Lacourcière.

Albert D. Friesen, Ph.D, Medicure’s President & CEO stated: "Given the high risk of serious cardiovascular incidents presented by the deadly combination of hypertension and diabetes, we believe this patient population is ideal to be the first to receive MC-4232. Data from our MEND-1 Phase II trial last year provided significantly positive results of MC-1’s cardioprotective effects. While these effects alone would be sufficient to differentiate our product, the MATCHED study, led by one of the world's leaders in this field of medicine, will provide us with information on further benefits of MC-4232, such as improving control of hypertension, blood glucose, or improving upon the many other medical challenges facing these patients.”

“There is no drug on the market today that specifically targets the numerous problems associated diabetic hypertension. MC-4232 is a very promising therapy that could dramatically improve the quality of life within this patient group. Success in this program would be a major advancement for Medicure and would serve to further demonstrate our innovative strength and the depth of our development capabilities,” Dr. Friesen added.

Study Design
The cross-over study design will provide information on MC-1 alone and in combination with an ACE Inhibitor for 8 weeks in each treatment regimen, for a total treatment period of 16 weeks per patient. While MC-1’s cardioprotective properties are being confirmed in other clinical programs, this study will evaluate effects on a variety of other important parameters, each of which could add important differentiation of the product. The primary blood pressure data will be provided by ambulatory blood pressure measurements, with standard blood pressure readings also being taken. Metabolic function measurements will include, among others, fasting serum glucose, glycated hemoglobin (HbA1c) and triglycerides.

This study is a key part of Medicure’s plans for a Phase III registration study of MC-4232 under the United States FDA’s 505 B2 regulations for combination products.

Huge Market Potential
MC-4232, Medicure’s first combination product, addresses the major need for cardioprotection and improved therapeutic control of patients with diabetes and hypertension. As it incorporates an ACE inhibitor, an established first line therapy for blood pressure control in diabetic patients, the product will tap into the existing large market for this class of drugs, which in 2003 exceeded USD$2.8 billion in sales within the USA.

Hypertension is a common disorder in which blood pressure remains abnormally high. Approximately 73% of the more than 50 million adult Americans, who have hypertension, are not adequately treated. Recent studies have shown that despite substantial clinical research and refinements to existing pharmacological therapy, the ability to control hypertension remains at the same level as in the 1980s and it is now well accepted that most patients require multiple treatment approaches in order to achieve blood pressure goals. Diabetes, a condition where the patient has impaired ability to utilize blood glucose for energy, is a major complicating factor for the approximately 12 million Americans who also have hypertension. These coexisting conditions present a major increase in risk of macrovascular and microvascular complications, including stroke, coronary artery disease, peripheral artery disease, retinopathy, nephropathy and possible neuropathy.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The Company's lead drug, MC-1, is focused on reduction of damage associated with acute coronary syndromes/acute myocardial infarction and cardiovascular interventions such as angioplasty and Coronary Artery Bypass Graft (CABG). Medicure is currently enrolling patients in its MEND-CABG clinical trial, which will evaluate the cardioprotective and neuroprotective effects of MC-1 in up to 900 patients undergoing high-risk CABG.

This news release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For additional information, contact:
Don Bain
Director of Investor & Public Relations

Derek Reimer
Chief Financial Officer

Medicure Inc.
Tel. 888-435-2220
Fax 204-488-9823
info@medicureinc.com
www.medicureinc.com